Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

May 15, 2013

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Assistant Director

Re:	Violin Memory, Inc.
Confidential Draft Registration Statement on Form S-1
CIK No. 1407190

Dear Ms. Jacobs:

Violin Memory, Inc. (the “Registrant”) hereby provides the following supplemental information in response to the conference call with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) held on April 16, 2013.

A.	The Registrant intends to revise the historical valuations of its common stock by incorporating the following changes to its valuation methodology and assumptions:

a.	The Registrant will eliminate the reverse option pricing model for common secondary trades and apply a direct weight of 30% to common secondary trades without applying any liquidity discount.

b.	The Registrant will apply the following weighting to the approaches used in its valuations: (i) market approach of 35%, (ii) prior sales based on preferred sales of 35% (includes both IPO and non-IPO scenarios) and (iii) common secondary trades of 30%.

c.

The Registrant believes all three approaches are relevant indications of the value of its common stock. However, the Registrant believes applying different weighting is appropriate because it believes preferred sales are the best indication of value in light of the arm’s

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May 15, 2013

length transaction between investors and the Registrant. These preferred share investors have access to an electronic data room and performed diligence on the Registrant before making a decision to purchase the Registrant’s securities. The Registrant believes the market approach is of equal importance in the valuation in light of the fact that comparable companies will be the primary basis applied in deriving the offer price of common stock in the Registrant’s initial public offering. Finally, the Registrant believed it was appropriate to apply a slightly lower weighting to the common secondary trades because these trades were made in an inactive market and were completed by investors with limited data about the Registrant.

The Registrant supplementally notes that every 1% increase in direct weight to common secondary trades and the resulting decrease in its prior sales of preferred stock and market approaches would result in an increase in stock based compensation of approximately $0.1 million for fiscal 2013.

B.	The impact of these changes on the Registrant’s common stock fair value and the aggregate change in fair value for the stock awards would be as follows:

Grant date	Number of shares	Original Fair value	Revised Fair value	Aggregate change in Fair value
March 6, 2012	3,782,290	$2.31	$2.67	$1,357,842
May 29, 2012	1,725,000	$2.90	$2.96	$96,600
June 28, 2012	5,680,000	$2.90	$2.96	$318,080
August 27, 2012	3,051,000	$3.84	$3.62	$(671,220)
November 15, 2012	3,558,500	$3.94	$3.75	$(679,674)

				$421,628

The impact of the changes in fair value of the Registrant’s common stock underlying awards made in fiscal 2013 results in an incremental stock based compensation expense of an aggregate of $426,000 related to fiscal 2013. The Registrant intends to record the incremental expense of $426,000 during fiscal 2013. Once this adjustment is recorded, the Registrant believes that the differences between the revised calculations and the amount recorded in its financial statements will not be material to any of the quarters presented or to any quarters in the future. The Registrant also intends to make corresponding changes to its disclosures on valuation of its common stock within Management’s Discussion and Analysis.

May 15, 2013

C.	During the teleconference with the Staff on April 16, 2013, the Staff inquired as to the Registrant’s basis for using $4.75 per share as the price for secondary trades in its October 31, 2012 valuation. The Registrant notes that this price per share of common stock was based on trading activity from the date of the last valuation through the date of the valuation as of October 31, 2012. Specifically, there were five trades for an aggregate of 288,359 shares from September 12, 2012 through October 18, 2012, and each of these trades was made at a purchase price of $4.75 per share.

D.	During the teleconference with the Staff on April 16, 2013, the Staff also inquired as to the reconciliation of enterprise values between the IPO and non-IPO scenarios under prior sales method.

The prior sales method is weighted 35% in the overall valuation and includes enterprise valuations based on prior sales of the Registrant’s Series D preferred stock under both IPO and non-IPO scenarios. The registrant used the hybrid approach, as defined by the AICPA practice aid on “valuation of privately held company equity securities issued as compensation”, where in the IPO scenario, the enterprise was valued using the Series D preferred stock issue price on a fully diluted basis and, in the non-IPO scenario, the enterprise was valued based on an option pricing model. The prior sales method is valued upon two different outcomes (IPO and non IPO scenarios) and judgmental weighting is applied. The option pricing scenario used under the non-IPO outcome results in a lower enterprise valuation compared to the fully diluted IPO outcome. For example in the October 31, 2012 valuation the non-IPO scenario has an enterprise value of $137 million versus the IPO scenario enterprise value of $1.0 billion. These values are then weighted together as defined by the hybrid approach of the practice aid to establish a “blended” enterprise valuation under the prior sales approach.

The lower enterprise value in a non-IPO scenario is primarily due to the Registrant’s capital structure whereby the liquidation preference of Series D preferred stock is senior to all other equity securities. Furthermore, the Series D liquidation amount is approximately 25% higher than its issue price ($8.75 liquidation preference compared to the issue price of $7.00). If Series D preferred stock was pari-passu to the Registrant’s other outstanding preferred securities and the liquidation amount was hypothetically equal to the selling price of the Series D preferred stock, the enterprise value under the non IPO scenario would have been $591 million instead of $137 million for the October 31, 2012 valuation.

May 15, 2013

The hybrid approach has bookended a spectrum of possible outcomes. On one hand, the IPO scenario highlights continued growth in the business and raising sufficient capital to operate as a going concern. On the other hand, the non-IPO scenario suggests an outcome where the Registrant fails to execute the IPO and its business objectives that lead to the assumption of a successful IPO, is unable to raise sufficient capital to achieve is corporate strategy and must take alternative measures. These divergent outcomes are then weighted at each valuation date based on the probability of an IPO.

The Registrant also notes that the Registrant reassesses the probability of an IPO at each valuation date. The Registrant recently performed its February 28, 2013 valuation and increased its IPO probability to 75% compared to 60% in the October 31, 2012 valuation. Also, as it continues to make progress toward the completion of its IPO, the Registrant plans to incorporate value indications provided by the investment banks for the proposed IPO when such value indications are received. The Registrant has no formal indication of price range from these banks at this time. Consequently, the Registrant believes the continued use of the hybrid approach is appropriate.

E.	The Registrant continues to raise additional capital through the sale of its Series D preferred stock. Since December 2012, the Registrant has sold $20 million of Series D preferred stock at $6.00 per share.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

May 15, 2013

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:	Violin Memory, Inc.

Donald G. Basile, President and Chief Executive Officer

Cory Sindelar, Chief Financial Officer

Davis Polk & Wardwell LLP

Alan Denenberg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Jorge del Calvo, Esq.

Heidi Mayon, Esq.